UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 5)


Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

756764106
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


		October 8, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]




1.	Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.            Source of Funds (See Instructions)  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
4,081,085 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
4,081,085 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,081,085  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
22.0% (3)

14.	Type of Reporting Person
               PN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,081,085 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,520,557 shares of common stock outstanding as of August 2,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010, filed on August 5, 2010.




1.	Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
4,081,085 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
4,081,085 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,081,085  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
22.0% (3)

14.	Type of Reporting Person
               IA

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,081,085 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,520,557 shares of common stock outstanding as of August 2,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010, filed on August 5, 2010.




1.	Names of Reporting Persons
Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
4,081,085 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
4,081,085 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,081,085 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
22.0% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,081,085 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,520,557 shares of common stock outstanding as of August 2,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010, filed on August 5, 2010.




1.	Names of Reporting Persons
Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
4,081,085 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
4,081,085 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,081,085 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
22.0% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,081,085 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,520,557 shares of common stock outstanding as of August 2,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010, filed on August 5, 2010.




1.	Names of Reporting Persons
Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
4,081,085 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
4,081,085 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,081,085 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
22.0% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,081,085 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,520,557 shares of common stock outstanding as of August 2,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010, filed on August 5, 2010.




1.	Names of Reporting Persons
Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.            Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
4,081,085 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
4,081,085 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,081,085 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
22.0% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,081,085 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,520,557 shares of common stock outstanding as of August 2,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010, filed on August 5, 2010.




				EXPLANATORY NOTE

       This Amendment No. 5 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010 and July 21, 2010 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company")

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 5.  Interest in Securities of the Issuer

       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

       (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 4,081,085 shares of Common Stock, which constitutes 22.0% of the total number shares of Common Stock outstanding as of August 2, 2010, as reported in the Company's Form 10-Q for the period ended June 30, 2010

       (c) The trading dates, number of shares purchased and sold and price per share for all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the New York Stock Exchange as set forth in Exhibit A.



Item 7.  Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the shares of Common Stock by the Fund during the past 60 days.




	SIGNATURES
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 15, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

				/s/ Alexander B. Washburn
			By: 	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its general partner



Dated:  October 15, 2010	COLUMBIA PACIFIC ADVISORS, LLC (1)

				/s/ Alexander B. Washburn
			By: 	Alexander B. Washburn
			Title: 	Managing Member



Dated:  October 15, 2010	/s/ Alexander B. Washburn
				Alexander B. Washburn (1)


Dated:  October 15, 2010	/s/ Daniel R. Baty
				Daniel R. Baty (1)


Dated:  October 15, 2010	/s/ Stanley L. Baty
				Stanley L. Baty (1)


Dated:  October 15, 2010	/s/ Brandon D. Baty
				Brandon D. Baty (1)


________________
(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.

SE-15231 v1



Exhibit A
TRANSACTIONS IN THE SHARES BY THE FUND DURING THE PAST 60 DAYS

Date of 		Number of Shares 		Approximate
Transaction	Purchased/(Sold)		Price per Share
08/17/2010		 4,000		$6.61
08/18/2010		 4,100		$6.68
08/19/2010		17,900		$6.38
08/20/2010		  500		$6.27
08/23/2010		 4,000		$6.32
08/25/2010		 1,000		$6.34
08/26/2010		   800		$6.39
08/27/2010		 1,500		$6.35
08/30/2010		 2,000		$6.34
08/31/2010		 2,277		$6.27
09/02/2010		 1,000		$6.48
09/09/2010		   403		$6.84
09/13/2010		 2,597		$7.18
09/14/2010		 7,900		$7.10
09/15/2010		 6,400		$6.94
09/16/2010		 5,239		$6.92
09/17/2010		   600		$7.02
09/20/2010		 1,500		$7.15
09/21/2010		 1,400		$7.17
09/22/2010		 6,100		$7.26
09/23/2010		 2,600		$7.26
09/24/2010		 2,715		$7.42
09/27/2010		 2,000		$7.39
09/28/2010		 9,400		$7.34
09/29/2010		   200		$7.43
09/30/2010		 5,900		$7.57
10/01/2010		13,200		$7.39
10/04/2010		 9,200		$7.24
10/05/2010		 4,445		$7.39
10/06/2010		10,400		$7.64
10/07/2010		 9,400		$7.76
10/08/2010		 6,490		$7.79
10/11/2010		 2,500		$7.92
10/12/2010		 5,900		$7.97
10/13/2010		 5,205		$8.01
10/14/2010		   300		$8.08
10/15/2010		 7,700		$8.04